Exhibit 12.2

The3rdBevco Inc.

PROMISSORY NOTE AGREEMENT

12-Month Initial Term

5% Simple Interest

January 1, 2022

Principal Amount: Up to $2,000,000.00 USD

The purpose of this Promissory Note Agreement (“Note”) is to establish a loan facility for the Chief Executive Officer pursuant to Article III, paragraph 2 of the approved bylaws of The3rdBevCo (the “Company” or “Note Holder”).

FOR VALUE RECEIVED, the undersigned, Peter Scalise III, an individual, Chief Executive Officer and Chairman of the Company, residing at PO Box 66 Oakdale, NY 11769 (“Maker”), promises to pay the sum of up to $2,000,000.00 USD (the “Borrowing Limit”), or such lesser amount as may be outstanding at any given time hereunder, together with interest stated below to the order of The3rdBevco Inc., a New York corporation, with offices at 2805 Vets. Hwy Suite 15 Ronkonkoma, NY 11779 (“Holder”) on or before January 1st, 2023 (“Due Date”), or sooner as provided, in whole or in part in the lawful money of the United States of America (the “Obligations”). All payments under this promissory note (this “Note”) shall be made to Holder at an address that Holder shall designate in writing to Maker. Advances be them weekly or monthly under this Note shall be made at any time by request of the maker without any approvals of the board needed as depicted in the By-Laws of the Holder.

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Applicable Rate” means either the initial interest rate or extension interest rate in effect.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

“Default” means any of the events specified in Section 5 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 5 would, unless cured or waived, become an Event of Default.

“Event of Default” has the meaning set forth in Section 5.

“Extension Interest: has the meaning set forth in Section 3.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supranational bodies such as the European Union or the European Central Bank).

“Law” as to any Person, means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any Governmental Authority and authoritative interpretations thereon, whether now or hereafter in effect, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Maturity Date” means the earlier of (a) the one-year anniversary of the Issuance Date, or (b) the date on which all amounts under this Note shall become due and payable pursuant to terms contained herein.

“Note Advances” means all bank transfers to the Maker and any other financial resource transfers pursuant to this Note Agreement.

“Order” as to any Person, means any order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

2. Interest.

2.1 Initial Interest Rate. Simple interest will accrue on all outstanding principal at the rate of five (5) percent per annum.

2.2 Extension Interest Rate. In the event this Note is extended by the Note Holder pursuant to Section 3 below, outstanding principal shall be assessed interest at the Extension Interest rate applicable for each extension period.

2.3 Default Interest. If any amount payable hereunder is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such overdue amount shall bear interest at two times the Applicable Rate in effect from the date of such non-payment until such amount is paid in full.

2.4 Computation of Interest. Interest on the Note shall be calculated using simple interest from the date of each loan advance through the end of Maturity Date or Note settlement date if paid earlier than the Maturity Date.

3. Note Advances. The Maker shall evidence in writing to the Note Holder the amount of each advance against this Note Agreement. All advances shall be payable in US dollars. The Note Maker shall make payments to the Maker under this Note Agreement within five (5) business days of such request and make payment using any commercially acceptable means including but not limited not wire transfer, ACH, or corporate check. Note Holder shall furnish the Maker with an annual statement of advances and accrued interest annually by no later than thirty (30) days after the end of each calendar quarter.

4. Maturity Date and Discretionary Extension. This Note shall mature on January 1, 2023. If the Note has not been paid on or before the stated Maturity Date, then, effective upon the Due Date, the Holder may, at its sole discretion, elect to exercise the option to grant extensions (the “Extensions”) for up to 3 additional 12-month terms with interest increased by one (1) percent per extension term (the “Extension Interest”). The Extension Interest shall be calculated from the date of the Extension and apply only to such principal amount as may be outstanding at any given time after the Extension.

5. Optional Pre-Payment. The principal and accrued interest may be prepaid at any time by the Maker without penalty.

6. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a)	failure to pay interest or principal when due;

(b)	the Maker’s voluntary or involuntary bankruptcy or insolvency,

(c)	any default by the Maker under other indebtedness in an aggregate principal amount in excess of $500,000.

7. Affirmative Covenants. Maker covenants and agrees that from and after the date hereof and until the date of repayment in full of the Obligations, it shall comply with the following conditions:

(a) Maintenance of Existence and Conduct of Business. Maker shall do or cause to be done all things reasonably necessary to (i) preserve and keep in full force and effect its corporate existence and rights, and (ii) organize, develop, and promote its proposed business and upon the commencement of its business to conduct it so that it may be properly and advantageously conducted at all times.

(b) Compliance with Law. The Maker shall comply in all material respects with all federal, state and local laws and regulations applicable to it, which if breached would have a material adverse effect on Maker’s business or financial condition.

8. Representations and Warranties of Maker. Maker represents and warrants that he: (a) has full authority to execute and deliver this Note, and that execution and delivery of this Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, judiciary order or decree, judgement or regulation of any other agreement, arrangement or indenture to which it is a party or which it may be bound, or the violation of any law, statue, rule, judiciary order or decree, judgement or regulation binding upon it; and (b) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Note, so that upon the execution and delivery of this Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

9. Miscellaneous.

(a) Effect of Forbearance. No forbearance, indulgence, delay, or failure to exercise any right or remedy by Holder with respect to this Note shall operate as a waiver or as acquiescence in any default.

(b) Effect of single or partial exercise of right. No single or partial exercise of any right or remedy of Holder shall preclude any other or further exercise thereof or any exercise of any other right or remedy by Holder.

(c) Governing Law; Jurisdiction. This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the internal laws of the State of New York applicable to contracts made and to be performed entirely within such state. Any action, suit or proceeding in connection with this Note may be brought against Maker in a court of record of the State of New York, County of Suffolk. Maker and Holder hereby consent and submit to the jurisdiction thereof, and service of process may be made upon Maker, by certified or registered mail, at the address of Maker first set forth above, or at such other address as may be given in writing in future by Maker to Holder.

(d) Headings. The headings and captions of the various paragraphs herein are for convenience of reference only and shall in no way modify any of the terms or provisions of this Note.

(e) Loss, Theft, Destruction or Mutilation. Upon receipt by Maker of evidence of loss, theft, destruction or mutilation of this Note, Maker shall make and deliver or cause to be made and delivered to Holder a new Note of like tenor in lieu of this Note.

(f) Modification of Note or Waiver of Terms Thereof Relating to Maker. No modification or waiver of any of the provisions of this Note shall be effective unless in writing and signed by Maker and then only to the extent set forth in such writing, nor shall any such modification or waiver be applicable except in the specific instance for which it is given. This Note may not be discharged orally but only in writing duly executed by Maker.

(g) Fees and Expenses. The Maker and the Holder shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of the Note.

(h) Notice. All offers, acceptances, notices, requests, demands and other communications under this Agreement shall be in writing, except as otherwise provided herein, shall be deemed to have been given only when delivered in person, via email transmission if receipt thereof is confirmed by the recipient, or, if mailed, three days after mailing by certified or registered mail prepaid, to the parties respective addresses first set forth above, or at such other address as may be given in writing in future by either party to the other.

(i) Successors and Assigns. This Note shall be binding upon Maker, its successors, assigns and transferees, and shall insure to the benefit of and be enforceable by Holder and its successors and assigns; provided, however, that this Note may not be assigned by either party without the prior written consent of the other party.

(j) Waiver by Maker. Maker hereby waives presentment for payment, demand, notice of nonpayment and dishonor, protest and notice of protest. In any action, suit or proceeding in connection with this Note, Maker hereby waives (i) the right to interpose any defense based upon any claim of latches or the running of any statute of limitations; (ii) the right to interpose any defense based upon any set-off, deduction or counterclaim of any nature or description whatsoever, and (iii) any right to trial by jury.

[Remainder Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Maker has caused this Note to be executed on its behalf by an officer thereunto duly authorized as of the date set forth above. Terms of this note are to take full effect upon receipt of the funds via wire deposit to the account provided, as set forth on Exhibit A. If funds are not received via wire the terms of this note are to be deemed null and void and of no force and effect on either party.

APPROVED BY:	ACCEPTED BY:

THE3RDBEVCO INC.	PETER SCALISE III

By:		By:
	Michael Sheehan-Treasurer		Peter Scalise III

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